                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (AMENDMENT NO. 1)/1/

                                PHOTRONICS, INC.
                                (Name of Issuer)

                     COMMON STOCK par value $.01 per share
                     -------------------------------------
                         (Title of Class of Securities)

                                  719 405102
                             --------------------
                                (CUSIP Number)

                           Nicholas C. Unkovic, Esq.
                                GRAHAM & JAMES
                              One Maritime Plaza
                            San Francisco, CA 94111
                                (415) 954-0200
                               ________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                               September 25, 1998
            (Date of Event Which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with
----
the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
_____________________________
/1./ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                                                      ---
Notes).
-----

                           CUSIP No.     719 405102
                                      -------------------

-----------------------------------------------------------------------------------------
1)  Name of Reporting Person                          Toppan Printing Co., Ltd.

-----------------------------------------------------------------------------------------
2)  Check the appropriate box if a member             (a)  [ ]
    of a group                                        (b)  [ x]

-----------------------------------------------------------------------------------------
3)  SEC use only

-----------------------------------------------------------------------------------------
4)  Source of funds                                   WC

-----------------------------------------------------------------------------------------
5)  Check box if disclosure of legal                  [ ]
    proceedings is required pursuant to Item
    2(d) or 2(e)

-----------------------------------------------------------------------------------------
6)  Citizenship or place of organization
    Japan

-----------------------------------------------------------------------------------------
Number of shares beneficially owned by       7)  Sole Voting           2,680,000
each Reporting Person with                       Power
                                             8)  Shared Voting Power   0
                                             9)  Sole Dispositive      2,680,000
                                                 Power
                                            10)  Shared Dispositive    0
                                                 Power

-----------------------------------------------------------------------------------------
11)  Aggregate amount beneficially owned         2,680,000
     by each Reporting Person

-----------------------------------------------------------------------------------------
12)  Check box if the aggregate amount in        [ ]
     row (11) excludes certain shares

-----------------------------------------------------------------------------------------
13)  Percent of class represented by             11%
     amount in row (11)

-----------------------------------------------------------------------------------------
14)  Type of Reporting Person                    CO

-----------------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends a statement on Schedule 13D dated September 30, 1993, filed by Toppan Printing Co., Ltd., a Japanese corporation ("Toppan") relating to shares of Common Stock, $0.01 par value per share (the "Stock") of Photronics, Inc., a Connecticut corporation (the "Issuer").

Item 1.   Security and Issuer
          -------------------

          The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share, of the Issuer.

          The Issuer and the address of its principal executive offices are:

          Photronics, Inc.
          P.O. Box 5226
          15 Secor Road
          Brookfield, Connecticut  06804

Item 2.   Identity and Background
          -----------------------

          (a)-(c)
          and (f) Toppan is a corporation organized and existing under the laws of Japan. The principal business address of Toppan is 1 Kanda Izumi-cho, Chiyoda-ku, Tokyo 101, Japan. Toppan is engaged in numerous aspects of the printing industry, including the development, manufacture and marketing of photomask printing operations.

                    Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of Toppan. Each such person is a Japanese citizen.

                                                        Present Principal Occupation
Name and Business Address                                       or Employment
--------------------------------------------------  -------------------------------------
Hiromichi Fujita                                        President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Kenji Ejima                                             Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101,-0024, Japan

Naoki Adachi                                            Executive Vice President
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Shinpei Hasegawa                                        Senior Managing Director
11-1, Shimura 1-chome                                   General Mgr./Info. & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Hiroshi Kidokoro                                        Sr. Managing Director
22-61, Ebie 3-chome                                     Kansai Rep.
Fukushima-ku, Oosaka-shi
Oosaka, 553-0001 Japan

Mikio Nakano                                            Senior Managing Director,
Acropolis Tokyo Building                                General Manager of Packaging Div.
6-29, Shin Ogawa-machi
Shinjuku-ku,
Tokyo 162-8531, Japan

Tsuneyasu Kuromitsu                                     Senior Managing Director,
1, Kanda Isumi-cho, Chiyoda-ku                          Gen. Mgr. of Human Resources
Tokyo 101-0024, Japan                                   Management Div.

Tadao Masuda                                            Senior Managing Director,
2-7, Yaesu 2-chome                                      Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Masaharu Mitani                                         Managing Director,
19 Nominami-cho, Nishi-ku                               Gen. Mgr. Of Chubu Area
Nagoya-shi, Aichi 452-8571

                                                        Present Principal Occupation
Name and Business Address                                       or Employment
--------------------------------------------------  -------------------------------------
Tohru Shimabukuro                                       Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of Mfg., Tech & Research Div.
Tokyo 101-0024, Japan

Tetsuro Minami                                          Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of International Div.
Tokyo 101-0024, Japan

Masao Tsuchiya                                          Managing Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of Business Innovation Div.
Tokyo 101-0024, Japan

Katsuo Amemiya                                          Managing Director,
11-1, Shimura 1-chome                                   Vice Gen. Mgr. Of Info & Publns. Div.
Itabashi-ku,
Tokyo 174-8558, Japan

Yukio Tagawa                                            Managing Director,
2-7, Yaesu 2-chome                                      Vice Gen. Mgr. Of Electronics Div.
Chuo-ku, Tokyo 104-0028, Japan

Yukio Oba                                               Managing Director
5-1, Taito 1-chome                                      Gen. Mgr. Of TIC Business Promotion Div.
Taito-ku, Tokyo 110-8560, Japan

Saburo Umeda                                            Managing Director,
22-61, Ebie 3-chome                                     Gen. Mgr. Of Kansai Area,
Fukushima-ku, Oosaka-shi                                Packaging Div.
Oosaka 553-0001, Japan

Shuji Higashida                                         Managing Director,
5-1, Taito 1-chome                                      Gen. Mgr. Of Multimedia Div.
Taito-ku, Tokyo 110-8560, Japan

Koichi Miyazaki                                         Managing Director,
17-28 Yakuin 1-chome, Chuo-ku                           Gen. Mgr. Of Nishi-Nippon Area
Fukuoka-shi, Fukuoka 810-0022, Japan

Sawako Noma                                             Director,
2-12-21, Otowa, Bunkyo-ku                               President of Kodansha Ltd.
Tokyo 112-0013, Japan

Hiromicho Kono                                          Director,
5-1, Taito 1-chome                                      Gen. Mgr. Of Securities Printing Div.
Taito-ku, Tokyo 110-8560, Japan

                                                        Present Principal Occupation
Name and Business Address                                       or Employment
--------------------------------------------------  -------------------------------------
Tatsuo Yamamoto                                         Director,
5-1, Taito 1-chome                                      Gen. Mgr. Of Commercial Printing Div.
Taito-ku, Tokyo 110-8560, Japan

Takeshi Toyama                                          Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of Corp. Planning Div.
Tokyo 101-0024, Japan

Hiroshi Kukimoto                                        Director,
4-2-1, Takanodai-minami                                 Gen. Mgr. Of Tech. Resch. Inst.
Sugito-cho, Kitakasushika-gun
Saitama 345-8508, Japan

Masayasu Ishida                                         Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of Legal Div.
Tokyo 101-0024, Japan

Akihiro Nagata                                          Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of Fin. & Acctg. Div.
Tokyo 101-0024, Japan

Yoshio Sakamura                                         Director,
3-3, Akasi-Toori, Izumi-ku                              Gen. Mgr. Of Tohoku Area
Sendai-sshi, Miyagi 981-2196, Japan

Hideaki Kawai                                           Director,
2-7, Taesu 2-chome                                      Vice Gen. Mgr. Of  Electronics Div.
Chuo-ku, Tokyo 104-0028 Japan

Takashi Owaki                                           Director,
22-61, Ebie 3-chome                                     Gen. Mgr. Of Kansai Area, Commercial
Fukushima-ku, Oosaka-shi                                Printing Div.
Oosaka 553-0001, Japan

Yukio Natori                                            Director,
1, Kanda Izumi-cho, Chiyoda-ku                          Gen. Mgr. Of Purchasing Div.
Tokyo 101-0024, Japan

Hiroshi Inoue                                           Director,
17-28, Yakuin 1-chome, Chuo-ku                          Gen. Mgr. Of Kyuchuu Div.,
Fukuoka-shi, Fukuoka 810-0022, Japan                    Nishi-Nippon Area

                                                        Present Principal Occupation
Name and Business Address                                       or Employment
--------------------------------------------------  -------------------------------------
Yoshiaki Tsuneda                                        Director,
Acropolis Tokyo Building                                General Manager of Tokyo Area,
6-29, Shin Ogawa-machi                                  Packaging Div.
Sinjuku-ku, Tokyo 162-8531, Japan

Toshihiko Akiyama                                       Director,
11-1, Shimura 1-chome                                   Vice Gen. Mgr. Of Info. & Publns. Div.
Itabashi-ku, Tokyo 174-8558, Japan

Seisaku Okumura                                         Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Hideo Yuasa                                             Standing Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

Jiro Kawake                                             Statutory Auditor,
1, Kanda Izumi-cho, Chiyoda-ku                          Advisor of Oji Paper Ltd.
Tokyo 101-0024, Japan

Kohken Tsuchiya                                         Statutory Auditor
1, Kanda Izumi-cho, Chiyoda-ku
Tokyo 101-0024, Japan

              (d)-(e) During the last five years, neither Toppan, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.
              --------------------------------------------------
              No change.

Item 4.       Purpose of Transaction.
              -----------------------

              Toppan acquired the Issuer's Stock for investment purposes and to develop a relationship of mutual cooperation between Toppan and the Issuer.

              Toppan has sold 500,000 shares and intends to sell an additional 500,000 shares, for a total of (one million) 1,000,000 shares of the Stock back to the Issuer, as more fully described under Item 6 below.

              (a) - (j)    Not applicable.

              Except as set forth above, Toppan has no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs (e) through
              (j) of Item 4 of Schedule 13D, although Toppan may, depending upon the factors set forth above, and other considerations, determine to pursue one or more such transactions.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

              (a)-(b) Toppan owns 2,680,000 shares of Common Stock, $.01 par value per share of the Issuer, which constitutes approximately 11% of the issued and outstanding common stock of the Issuer. To the best knowledge of Toppan, none of the directors or executive officers of Toppan listed in Item 2 beneficially own any Common Stock of the Issuer. Toppan has sole power to vote and dispose of all 2,680,000 shares owned by it.

              (c) Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most filing on Schedule 13D: See Item 6 below.

              (d)-(e)   Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

              Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated September 13, 1993, by and among the Issuer and Toppan, a copy of which was filed as an exhibit to the Schedule 13D filing for the Issuer dated September 30, 1993 [the "Original
              Schedule 13D"] (CUSIP No. 719 405102) and incorporated thereto by reference, Toppan is subject to certain "Standstill Provisions" and provisions restricting the sale of stock by Toppan. Such provisions shall terminate on Oct. 1, 1998.

              Toppan and the Issuer have agreed upon a sale back to the Issuer of a total of 1,000,000 (one million) shares of the Stock held by Toppan. Pursuant to a letter agreement dated September 22, 1998, from the Issuer to Toppan (the "Agreement"), the terms and schedule of this sale agreement are as follows:

              a) On September 25, 1998, the Issuer purchased 500,000 shares at a price of $13.50 per share;

              b) On or before December 25,1998, the Issuer will purchase 250,000 shares at a price of $13.70 per share;

              c) On or before March 25, 1999, the Issuer will purchase 250,000 shares at a price of $13.90 per share.

              d) All of the shares already sold and to be sold to the Issuer by Toppan have and shall be delivered against payment free and clear of all liens, claims and encumbrances.

              e) Provided that the Issuer does not default in its purchase obligations set forth above, until March 25, 1999, Toppan shall not sell, transfer, pledge, or otherwise dispose of any shares of Common Stock other than sales to the Issuer.

Item 7.       Material to be Filed as Exhibits
              --------------------------------

              Letter from the Issuer to Toppan dated September 22, 1998 containing the terms of the Agreement.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1998

                                       TOPPAN PRINTING CO., LTD.

                                       By: /s/ Akihiro Nagata
                                           ----------------------------
                                       Name:  Akihiro Nagata
                                       Title: Director, Finance and Accounting